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FEB 27 2012

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2/29/12

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52490

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Nelson & Associates, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Leadership Square, 211 N. Robinson, Suite 1600
(No. and Street)

Oklahoma City	OK	73102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 North Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/1/12

OATH OR AFFIRMATION

I, Edward F. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Nelson & Associates, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Edward F. Wells

Signature

NOTARY SEAL PUBLIC
JOYCE A. ROSS
Notary Public
State of Oklahoma
Commission # 01004352 Expires 03/13/13

President

Title

Joyce A Ross

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WELLS NELSON & ASSOCIATES, LLC

December 31, 2011

Report Pursuant to Rule 17a-5(d)

ACCOUNTANTS
CONSULTANTS

WELLS NELSON & ASSOCIATES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2011

WELLS NELSON & ASSOCIATES, LLC

CONTENTS

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Members
Wells Nelson & Associates, LLC

We have audited the accompanying statement of financial condition of Wells Nelson & Associates, LLC as of December 31, 2011 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Nelson & Associates, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2012

WELLS NELSON & ASSOCIATES, LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents	$ 110,909
Deposits with clearing broker-dealer	1,508,722
Receivable from clearing broker-dealer	507,899
Receivable from other broker-dealers	122,423
Interest receivable	1,058
Securities owned at fair value	1,246,401
Furniture, equipment and leasehold improvements, net	220,654
Other assets	13,039
	$ 3,731,105

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 21,678
Accrued expenses	952,695
Deferred rent	42,000
Payable to clearing broker-dealer	1,236,998
Total liabilities	2,253,371
Members' equity	1,477,734
	$ 3,731,105

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Statement of Income
For the Year Ended December 31, 2011

Revenues:	
Commissions	$ 1,655,661
Trading and investment gains	842,459
Underwriting and advisory fees	1,285,810
Interest	118,074
Other	150,286
	4,052,290
Expenses:	
Employee compensation and benefits	3,079,646
Brokerage and clearance fees	120,016
Communications	109,855
Occupancy and equipment costs	259,397
Promotional costs	103,381
Interest	62,122
Data processing costs	48,210
Regulatory fees and expenses	79,183
Errors and bad debt	976
Other	123,900
	3,986,686
Net income	$ 65,604

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

	Number of Units	Members' Equity
Balance, December 31, 2010	1,367	$ 2,496,130
Distributions		(1,084,000)
Net income		65,604
Balance, December 31, 2011	1,367	$ 1,477,734

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2011

Balance, December 31, 2010	$	--
Additions		--
Retirements		--
Balance, December 31, 2011	$	--

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities	
Net income	$ 65,604
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	50,297
Loss on disposal of assets	10,560
Changes in operating assets and liabilities:	
Decrease in deposits with clearing broker-dealer	1,451,229
Decrease in receivable from clearing broker-dealer	362,049
Increase in receivable from other broker-dealer	(122,423)
Decrease in interest receivable	8,611
Decrease in other receivables	110,725
Decrease in securities owned	1,395,660
Increase in other assets	(1,841)
Decrease in accounts payable	(33,950)
Decrease in payable to clearing broker-dealer	(696,783)
Increase in deferred rent	42,000
Decrease in accrued expenses	(1,401,633)
Net cash provided (used) by operating activities	1,240,105
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(217,545)
Net cash provided (used) by investing activities	(217,545)
Cash flows from financing activities	
Repayment of capital lease obligation	(436)
Distributions	(1,084,000)
Net cash provided (used) by financing activities	(1,084,436)
Net decrease in cash and cash equivalents	(61,876)
Beginning cash and cash equivalents	172,785
Ending cash and cash equivalents	$ 110,909
Supplemental Disclosures	
Cash paid for:	
Interest	$ 62,122
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Notes to Financial Statements
December 31, 2011

Note 1 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements present the financial position and results of operations of Wells Nelson & Associates, LLC (the "Company"), an Oklahoma limited liability company, which was formed on February 7, 2000. Three individuals who are members of management and/or employees of the Company, own the majority of the membership interests. The Company shall terminate on February 28, 2050, unless earlier terminated. Profit and loss are allocated and distributions are made to members in accordance with their percentage ownership of outstanding units. The number of membership units authorized must be approved by the majority of the board of members. Each member's liability is limited to its capital account balance. The Company generally makes distributions to its members around March of each year.

Business Operations

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, located in Dallas, Texas, which carries the accounts and securities of the Company's customers. Principal business activities are conducting principal and agency transactions and providing underwriting and advisory services for customers primarily located in Oklahoma.

Underwriting and Advisory Fees

Underwriting and advisory fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting and advisory fees also include fees earned from providing financial advisory services. Underwriting and advisory fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Note 1 - Summary of Significant Accounting Policies

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a trade date basis. Customer's securities transactions are reported on a settlement date basis with related commission income and expense reported on a settlement date basis. The amounts recorded for commission income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, not held for sale in the ordinary course of business.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided principally by accelerated and straight-line methods using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination over the statutes of limitations, generally three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Deposits with and Receivable from Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions, trading profits, and other items. Such amounts are normally collected between five and thirty-five days after month end.

Note 3 - Receivable from Other Broker-Dealer

Receivable from other broker-dealers include underwriting fees from securities offerings in which the Company acts as an underwriter. Such amounts are normally collected within thirty days after month end.

Note 4 - Securities Owned

Securities owned at fair value as of December 31, 2011 are considered trading securities and consist of state and municipal obligations. In accordance with U.S. GAAP, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions a market participant would use in pricing the asset or liability.

Note 4 - Securities Owned, continued

State and municipal obligations consist of debt securities that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Securities Owned		
	Level 1	Level 2	Level 3
State and municipal obligations	$ --	$ 1,246,401	$ --
	$ --	$ 1,246,401	$ --

The Company did not hold any financial liabilities measured at fair value at December 31, 2011.

Note 5 - Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2011 is as follows:

Furniture and fixtures	$ 267,956
Equipment	161,587
Leasehold improvements	101,414
	530,957
Less: accumulated depreciation and amortization	(310,303)
	$ 220,654

Note 6 - Leases

The Company's facilities and certain equipment are leased under various operating leases with initial noncancelable terms in excess of one year. Rental expense related to facilities and equipment amounted to $161,936 during 2011. One facility lease contains an option to renew for an additional sixty months.

Note 6 - Leases, continued

The following are the minimum lease payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2011:

Year Ending December 31,	
2012	$ 131,575
2013	121,565
2014	118,292
2015	99,000
2016	66,000
Total minimum lease payments	$ 536,432

Note 7 - Net Capital Requirements and Exemptive Provisions

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $1,154,526, which was $1,054,526 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was .88 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

Note 8 - Defined Contribution Plan

The Company adopted a 401(k) profit sharing plan covering all eligible employees, effective January 1, 2003. Participants may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company may also make discretionary contributions and safe harbor matching contributions. The Company incurred administrative fees and made matching contributions of $8,785 and $79,075, respectively.

Note 9 - Commitments and Contingent Liabilities

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2011.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2011

Schedule I

WELLS NELSON & ASSOCIATES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Computation of Net Capital

Total members' equity qualified for net capital		$ 1,477,734
Deductions and/or charges		
Non-allowable assets:		
Furniture, equipment and leasehold improvements	$ 220,654	
Other assets	13,039	(233,693)
Net capital before haircuts on securities positions		1,244,041
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Debt securities	78,660	
Undue concentration	10,855	(89,515)
Net capital		$ 1,154,526

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 21,678
Accrued expenses	952,695
Deferred rent	42,000
Total aggregate indebtedness	$ 1,016,373

Schedule I (continued)

WELLS NELSON & ASSOCIATES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 67,758
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 1,054,526
Excess net capital at 1000%	$ 1,052,889
Ratio: Aggregate indebtedness to net capital	0.88 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

WELLS NELSON & ASSOCIATES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

Exemptive Provisions

The Company has claimed an exemption from Rule 15c 3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2011

ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members
Wells Nelson & Associates, LLC

In planning and performing our audit of the financial statements of Wells Nelson & Associates, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2012

Report on

The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members
Wells Nelson & Associates, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Wells Nelson & Associates, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Wells Nelson & Associates, LLC's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Wells Nelson & Associates, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052490 FINRA DEC
WELLS NELSON & ASSOCIATES LLC 20*20
TWO LEADERSHIP SQ
211 N ROBINSON AVE STE S1600
OKLAHOMA CITY OK 73102-7175

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edward Wells (405) 239-9000

2. A. General Assessment (item 2e from page 2) $ 9,434

B. Less payment made with SIPC-6 filed (exclude interest) (3,624)

July 15, 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,810

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,810

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,810

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WELLS NELSON & ASSOCIATES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)
Edward F. Wells

President/ Partner
(Title)

Dated the 22 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Dec. 1, 2011
and ending Dec. 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,052,290
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	103,244
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	113,443
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $62,122	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	62,122
Total deductions	278,809
2d. SIPC Net Operating Revenues	$3,773,481
2e. General Assessment @ .0025	$9,434
	(to page 1, line 2.A.)